

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2011

Via E-mail

William J. Walljasper
Chief Financial Officer
Casey's General Stores, Inc.
One Convenience Blvd.
Ankeny, IA 50021

> **Re: Casey's General Stores, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2010**
> **Filed June 29, 2010**
> **File No. 001-34700**

Dear Mr. Walljasper:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 8

1. In future filings, please delete the second and third sentences in which you state that other unknown or immaterial risks may also impact your business and operations. Please note that all material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Legal Proceedings, page 15

2. For each material pending legal proceeding, please quantify the relief sought. Please also provide the information required by Instruction 5(C) to Item 103 of Regulation S-K.

Controls and Procedures, page 49

3. We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in your reports is recorded, processed, summarized and reported within the specified time periods.   Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that information required to be in this report is accumulated and communicated to your management, including your principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e).

You may contact Scott Anderegg at (202) 551-3342, Staff Attorney, or Brigitte Lippmann, Special Counsel at (202) 551-3713 or me at or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director